São Paulo, March 22, 2004

Subject: Change of Independent Auditor

Dear Sirs:

Pursuant to Art. 28 of CVM Rule No. 308/99, we are hereby reporting that on February 5, 2005 we rescinded the audit service contract between our publicly held company and Ernst & Young Auditores Independentes, after the final review of financial statements for the fiscal year ended December 31, 2003 .

On the same date, the company signed a contract with KPMG Auditores Independentes for review of the financial statements for the current fiscal year.

Finally, we are reporting that the grounds for the rescission of the contract was to satisfy the requirement related to the rotation of auditors contained in Art. 31 of CVM Rule No. 308/99.

Sincerely,
[signature]
SADIA S/A
Luiz Gonzaga Murat Junior
Director of Investor Relations